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                      [Letterhead of Goldman Sachs & Co.]


July 7, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:     Allied World Assurance Company Holdings, Ltd
        Filed on Form S-1
        Registration No. 333-132507

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between June 19, 2006 and the date hereof 31,723 copies of the Preliminary Prospectus dated June 19, 2006 were distributed as follows: 28,921 to 15 prospective underwriters; 2,604 to 2,604 institutional investors; 0 to prospective dealers; 0 to individuals; 9 to 3 rating agencies and 189 to 7 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 2:00 PM Eastern Daylight Time on July 11, 2006 or as soon thereafter as practicable.

Very truly yours,


GOLDMAN, SACHS & CO.
As Representatives of the
Prospective Underwriters


By:  /s/ Goldman, Sachs & Co.
     ------------------------
       (Goldman, Sachs & Co.)